March 30, 2007

Mr. Karl Hiller

Branch Chief

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

RE:	Form 10-KSB of June 30, 2006
Filed September 27, 2006
File # 1-32942

Dear Mr. Hiller:

We are providing you the following responses to your inquiries of March 13, 2007, labeled by your item numbers:

General

1.               We have consistently used File number 000-27862 in all of our filings with the SEC.  Until your recent inquiry, we do not recall having been advised that our File number had been changed.  In all future filings, we will use the File number 001-32942 you provided to us in your letter of March 13, 2007, until advised otherwise.  Thank you for advising us of the change.

2.               We apologize for the lack of page numbers and the transposition spelling error on the cover page of our 10-KSB.  We will ensure that page numbers and spelling corrections are included in future filings.  Due to this and other errors we encountered with that particular printer, we changed to another established (and more expensive) printer between the filing of our K and its printed distribution.  This has resulted in better service, including page number and spelling corrections being applied to the printed version of the subject 10-KSB.

MD&A

Critical Accounting Policies and Estimates

3.               We agree with you that these disclosures could be improved, in that the ARO and the Fair Value of Debt and Equity Transaction policies should have been entirely omitted in the subject filing and that our policy of Accounting for Oil and Gas Properties could be improved.  We address each of these as follows:

With respect to ARO estimates in accordance SFAS 143, we believe it would have been more appropriate to delete this reference in the subject filing, since the $123,679 estimate and/or its variability was not material or critical to our $49 million of total footings (0.25%) at June 30, 2006.

With respect to estimates for the Fair Value of Debt and Equity Transactions, we believe it also would have been more appropriate to delete this reference in the subject filing, since these estimates (i) are not subject to wide valuation differences, (ii) are static and therefore not subject to change over time, and since (iii) no such transactions existed on our balance sheet at June 30, 2006.

With respect to “Accounting for Oil and Gas Property Costs” and “Estimates of Proved Oil and Gas Reserves”, we believe these polices should remain in the MD&A disclosure, regardless of their relative materiality to our balance sheet at any point in time, since (i) our business is solely that of an oil and gas developer and producer, subject to specialized accounting treatment in accordance with Regulation SX 4-10, (ii) this accounting treatment requires estimates of proved oil and natural gas reserves that are subject to judgments of our outside independent petroleum engineers which, at the time they are made, are based on a variety of assumptions that may or may not prove to be correct over time, and (iii) these estimates are not static and are subject to change as more information on the reservoir(s) becomes available and/or product price variability affects the amount of economically recoverable reserves.

We note, however, that at June 30, 2006, the carrying value of our oil and gas properties totaled ~$3.6 million, or ~7%, of our $49 million in balance sheet assets and ~11% of our ~$31 million in permanent equity, which is a relatively small amount for an oil and gas company.  In addition, we had a significant cushion in our full cost pool of ~$3 million, or 83% of our ~$3.6 million full cost balance at June 30, 2006, making our susceptibility to a ceiling test write down and non-cash charge to future earnings due to revisions of oil and gas reserves or changes in prices remote at that time.

Nevertheless, we will endeavor to provide a more robust analysis of our oil and gas accounting estimates, even though the literature you cited at FRC 501.14 is not officially effective.  We would envision a presentation, using our June 30, 2006 financial statements as an example along the following lines, by adding the double scored additions below:

Accounting for Oil and Gas Property Costs.  As more fully discussed in Note 3 to the consolidated financial statements, the Company (i) follows the full cost method of accounting for the costs of its oil and gas properties in accordance with SEC Rule 4-10 of Regulation SX, (ii) amortizes such costs using the units of production method, and (iii) applies a quarterly full cost ceiling test. Adverse changes in operating conditions (primarily oil or gas price declines) could result in permanent write-downs in the carrying value of oil and gas properties as well as non-cash charges to operations, but would not affect cash flows.  At June 30, 2006, the standardized measure used to calculate our ceiling test was approximately $6.5 million, thereby exceeding our full cost pool by approximately $2.9 million, or

83%.  At that date, a 10% decrease in product price assumptions would reduce our ceiling test cushion by approximately $1.2 million.

Proved Oil and Gas Reserves are also subject to estimates.  An independent petroleum engineer annually estimates 100% of our proved reserves. Reserve engineering is a subjective process that is dependent upon the quality of available data and the interpretation thereof. In addition, subsequent physical and economic factors such as the results of drilling, testing, production and product prices may justify revision of such estimates. Therefore, actual quantities, production timing, and the value of reserves may differ substantially from estimates. A reduction in proved reserves would result in an increase in depreciation, depletion and amortization (“DD&A”) expense and could result in permanent write-downs in the carrying value of our oil and gas properties resulting in non-cash charges to operations, but would not affect our cash flows.  Since July 1, 2004, we have experienced cumulative upward reserve estimate revisions totaling 32,069 BOE, or 10% on beginning reserves of 324,295 BOE, or 4% on ending reserves of 464,800 BOE.

Due to the currently immaterial nature of these changes, the relative insensitivity of oil and gas price changes relative to only 7% of our assets, and the fact that all the other proposed oil and gas disclosures were included in our Supplemental Oil and Gas footnote in tabular form, we propose that an amendment to our June 30, 2006 in this regard is not warranted, but that prospective disclosures would be appropriate in all future filings.

Financial Statements

Balance Sheets

4.               With respect to the 351,335 common shares we sold during 2006, we agree that a discussion is absent in the “Registration Rights” section of Footnote 8 to our financial statements.  At the time of our filing we assumed that our explanation was adequate and apparent without further footnote, in that we described the mezzanine item on our Balance Sheet as “Common stock, totaling 351,333 shares subject to demand registration rights” and we separately itemized a “Reduction of capital related to common stock subject to demand registration rights” in the Statement of Changes in Stockholder’s Equity table.  We agree that additional discussion would add clarity.  In future filings, we propose including language similar to the following:

“The stock subscription agreement is subject to a registration rights agreement requiring us to use our reasonable efforts to register the stock subsequent to the demand of 40% of the holders of such stock.  Such demand cannot become effective, however, until the price of our common stock exceeds at least $14.23 per share, (approximately 6.3 times the subscription price).  There are no specified damages for our failure to register, nor a specified timetable for obtaining such registration, except that the registration shall be undertaken by us as soon as practicable and shall stay effective for 120 days, or if such registration statement is on Form S-3 and provides for sales of securities from time to time pursuant to Rule 415 under the Securities Act, for up to one year.  The demand registration rights will terminate when a holder is able to sell all its shares during any three month period under Rule 144, which we believe should occur sometime between the first and second anniversary dates from the June 10, 2006 closing of the offering.

Regarding the accounting treatment of registration rights agreements, please know that we have had considerable difficulty following the SEC and FASB’s past guidance, as the discussion below illustrates.

During the Division’s extensive review from mid 2005 through mid 2006 of our currently effective registration statement, the Division notified us in writing on November 18, 2005 that our permanent equity classification regarding our $3 million private equity placement of May 2005 was incorrect.   Accordingly, the Staff requested a restatement of our June 30, 2005 10-KSB to reclassify all of the subject equity offering as “temporary”, due to the existence of a registration rights agreement that required cash penalties of up to 8% for our failure to maintain an effective registration statement within a specific time period.  Our original classification was ultimately cleared by the SEC, since the 8% penalty fell within EITF 00-19’s fair value “discount window” provided in Paragraph 16 therein.

With respect to your current inquiry regarding the $790,500 of “temporary equity” we recorded on our May 2006 private equity offering, you have asked us to cite the literature we relied upon from EITF 00-19.

With respect to Paragraph 9 of the subject EITF, our registration rights agreement (RRA) does not provide for a physical, net-cash or net-share settlement.  As a result, we believe that a “permanent equity” classification would be appropriate under EITF 00-19, since the RRA contains no other condition to contradict that conclusion when using the guidance in Paragraphs 12-32.

On the other hand, despite the absence of a contractual obligation for us to do so, we understand that the Staff, through its dealings with other registrants, believes the potential exists, no matter how remote, that the Company could be forced to redeem the subject shares for its failure to register them.  Therefore a “deemed redemption” would activate the physical settlement provision under Paragraph 12 of EITF 00-19, thereby requiring public registrants to adopt “temporary equity” per the guidance in ASR 268 and D-98.  This is the guidance we adopted.

Statements of Changes in Stockholders’ Equity

5.               The par value of our common stock is $.001, as stated on the balance sheet and the cover page of our Form 10-KSB.  We confirm that the exercise price of $1,278 is the par value of the warrants exercised to purchase 1,278,064 shares.

Note 3 — Summary of Significant Accounting Policies

6.               We will revise our description of the full cost accounting method in future filings by making the underlined addition to the sentence below:

“Under the rules of the Securities and Exchange Commission (“SEC”) for the full cost method of accounting, the net carrying value of oil and natural gas properties is limited to the sum of the present value (10% discount rate) of the estimated future net cash flows from proved reserves (net of estimated future expenditures to be incurred in developing and producing the proved reserves)  based on current prices as of the balance sheet date, and excluding future cash outflows associated with settling asset retirement obligations, plus the lower of cost or estimated fair market value of unproved properties adjusted for related income tax effects.”

7.               We will revise our Revenue Recognition policy in future filings to read in its entirety:

“We recognize oil and natural gas revenues from our interests in producing wells when title passes to the purchaser under the sales method of accounting.”

For the Staff’s reference, we have historically had no natural gas imbalances, which we believe excludes us from disclosing the sales or entitlement method under EITF 90-22.  Based on this fact, we use neither method.

8.               We apologize for the date error on the 906 Certifications.  We will re-file them currently with the correct date.

We acknowledge that it is the policy of the Commission that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

With respect to our Form 10-KSB previously filed, we believe that an amendment encompassing your suggestions would not materially change the reader’s assessment of our company’s financial position.  We agree that the filing is not perfect and that the 906 Certs should be re-dated, executed and filed with the Commission.  However we respectfully request that our compliance with your other requests be dealt with on a prospective filing basis going forward.

Thank you for your time and consideration.    We look forward to your guidance and response to our analysis.

Sincerely,

/s/ STERLING H. MCDONALD
Sterling H. McDonald
Chief Financial Officer and Treasurer